July 3, 2024

Jason Veith
Chief Executive Officer
Laird Superfood, Inc.
5303 Spine Road, Suite 204
Boulder, Colorado 80301

       Re: Laird Superfood, Inc.
           Registration Statement on Form S-3
           Filed on June 26, 2024
           File No. 333-280510
Dear Jason Veith:

     We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-3 filed June 26, 2024
SELLING STOCKHOLDER, page 11

1. We note your disclosure that you are seeking to register up to an additional 500,000 shares of common stock that have not yet been issued to the selling stockholder. Please provide your analysis showing how you determined that there was a completed private placement under Section 4(a)(2) of the Securities Act 1933 prior to your attempt to register the resale of the shares. In your analysis, please consider the
Commission   s
       guidance set forth in Questions 134.01 and 139.06 of the Securities Act Sections
       Compliance and Disclosure Interpretations. In addition, please file the sponsorship and support agreement with the selling stockholder as an exhibit to your registration statement.
 July 3, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing